

03052188

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51728

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YYY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARSONS FINANCIAL MANAGEMENT, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

231 FARMINGTON AVENUE

(No. and Street)

FARMINGTON	CT	06032
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT PARSONS 860-679-0400

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE, SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

SEP 08 2003

PROCESSED
SEP 24 2003
THOMSON FINANCIAL

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, SCOTT PARSONS ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARSONS FINANCIAL MANAGEMENT, LLC , as of JUNE 30 , 20 03 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:



Signature

MEMBER

Title



Notary Public

My Commission Expires Nov. 30, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARSONS FINANCIAL MANAGEMET, LLC
FINANCIAL STATEMENTS
JUNE 30, 2003

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

Independent Auditor's Report

To the sole member of
Parsons Financial Management, LLC

We have audited the accompanying statement of financial condition of Parsons Financial Management, LLC as of June 30, 2003 and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parsons Financial Management, LLC at June 30, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Norwood, Massachusetts
July 30, 2003

PARSONS FINANCIAL MANAGEMENT, LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2003

ASSETS

Cash	$ 2,498
Receivable from broker-dealers and clearing organizations	5,904
Receivable from customers	13,994
Securities owned:	
Marketable, at market value	18,914
Not readily marketable, at estimated fair value	3,300
Furniture and equipment, at cost, less accumulated depreciation of $59,680	6,149
	$ 50,759

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Commissions payable	$ 417
Accounts payable, accrued expenses, and other liabilities	3,645
	4,062
Member's equity	46,697
	$ 50,759

The accompanying notes are an integral part of these financial statements.

PARSONS FINANCIAL MANAGEMENT, LLC

STATEMENT OF INCOME

For the Year Ended June 30, 2003

Revenues:	
Commissions	$ 143,300
Principal transactions	(2,535)
	140,765
Expenses:	
Employees compensation and benefits	5,249
Floor brokerage, exchange and clearance fees	3,712
Communications and data processing	11,449
Interest	154
Occupancy	8,823
Other expenses	84,603
	113,990
Net income	$ 26,775

The accompanying notes are an integral part of these financial statements.

PARSONS FINANCIAL MANAGEMENT, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended June 30, 2003

Balance at July 1, 2002	$	54,400
Net income		26,775
Capital withdrawals		(34,478)
Balance at June 30, 2003	$	46,697

The accompanying notes are an integral part of these financial statements.

PARSONS FINANCIAL MANAGEMENT, LLC

STATEMENT OF CASH FLOWS

For the Year Ended June 30, 2003

Cash flows from operating activities:	
Net income	$ 26,775
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	3,476
Unrealized loss on securities	2,535
Decrease in Receivable from broker-dealers	13,305
Increase in Receivable from customers	(3,270)
Decrease in Other assets	1,200
Decrease in Accounts payable, accrued expenses	(6,529)
Total adjustments	10,717
Net cash provided by operating activities	37,492
Cash flows used for investing activities:	
Increase in Securities owned	(2,242)
Cash flows used for financing activities:	
Capital withdrawals	(34,478)
Increase in cash	772
Cash at beginning of the year	1,726
Cash at end of the year	$ 2,498
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 154
Income taxes	$ 0

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

PARSONS FINANCIAL MANAGEMET, LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:
The Company is a Connecticut limited liability company. It serves as both a broker/dealer in securities, and as a registered investment advisor. Commission revenue and expenses are recorded on a settlement date basis.

Marketable Securities
Marketable securities are valued at market value, with the resulting difference between cost and market value included in income. For the year ended June 30, 2003 there were unrealized losses of $2,535.

Securities Not Readily Marketable
Financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values.

Property and Equipment
Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Income Taxes
Taxable income (or losses) are passed through to the sole member of the company, and not taxed at the company level. Therefore, no provision or liability for federal or state income taxes are required in these financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

PARSONS FINANCIAL MANAGEMET, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

JUNE 30, 2003

NOTE 2 - PROPERTY AND EQUIPMENT

As of June 30, 2003 major classes of property and equipment consisted of the following:

Furniture and equipment	$ 65,829
Accumulated depreciation	(59,680)
	$ 6,149

Depreciation expense for 2003 was $3,476.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing brokers/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers, and tries to insure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 4 - RELATED PARTY TRANSACTIONS

A related company, Parsons Investment Advisors, LLC paid $21,900 to this entity for its share of rent expense. There was no balance due to or from this entity at June 30, 2003. Since these Companies are both 100% owned by the same individual, operating results could vary significantly from those that would be obtained if the entities were autonomous.

NOTE 5 - PROFIT SHARING PLAN

The Company maintains a defined contribution SEP-IRA plan covering substantially all of its employees. The vesting period for the plan is three years. There was a contribution to the plan of $836 for the fiscal year ending June 30, 2003.

PARSONS FINANCIAL MANAGEMET, LLC

NOTES TO FINANCIAL STATEMENTS (*Continued*)

JUNE 30, 2003

NOTE 6 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $19,413 at June 30, 2003, which exceeds required net capital of $5,000 by $14,413. The ratio of aggregated indebtedness to net capital at June 30, 2003 was 20.92%.

NOTE 7 - LEASE OBLIGATIONS

The Company leases its office under an operating lease expiring on April 30, 2004. Minimum future rental paymnents under the non-cancelable operating lease are $11,655.

Total rent expense under operating leases for the fiscal year ending June 30, 2003 was $30,343 less sub lessee payments of $21,900. Please refer to Note 4.

NOTE 8 - SUBSEQUENT EVENTS

The Company plans to discontinue operating as a broker/dealer during fiscal year 2004. It will continue in business as a registered representative of another broker/dealer.

PARSONS FINANCIAL MANAGEMET, LLC

SUPPLEMENTARY SCHEDULES

JUNE 30, 2003

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission

To the sole member of
Parsons Financial Management, LLC

We have audited the accompanying financial statements of Parsons Financial Management, LLC as of and for the year ended June 30, 2003, and have issued our report thereon dated July 30, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Larry D. Liberfarb, P.C.
Norwood, Massachusetts
July 30, 2003

SCHEDULE I

PARSONS FINANCIAL MANAGEMENT, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

JUNE 30, 2003

Aggregate Indebtedness		
Commissions payable	$ 417	
Accounts payable and accrued expenses	3,645	
Total Aggregate Indebtedness	$ 4,062	
Net Capital		
Total Member's Equity		$ 46,697
Adjustments To Net Capital		
Receivable from customers		(13,994)
Furniture and equipment, net		(6,149)
12-b-1 fees		(761)
Haircuts		(6,380)
		(27,284)
Net Capital, as defined		$ 19,413
Net Capital Requirement		$ 5,000
Net Capital In Excess of Requirement		$ 14,413
Ratio Of Aggregate Indebtedness To Net Capital		20.92%

Reconciliation with the Company's computation of net capital:

Net capital as reported in the Company's Part IIA (unaudited)	
Focus Report	$ 23,104
Net audit adjustments	5,848
Increase in non-allowables and haircuts	(9,539)
Net capital per above	$ 19,413

SCHEDULE II

PARSONS FINANCIAL MANAGEMET, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2003

Parsons Financial Management, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To the sole member of
Parsons Financial Management, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Parsons Financial Management, LLC (the Company), for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objective of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations on internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Larry D. Liberfarb, PC
Norwood, Massachusetts
July 30, 2003